SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C.



                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                  Empresa Distribuidora Electrica Regional S.A.
                                   ("Emdersa")

                        (name of foreign utility company)



                                GPU, Inc. ("GPU")

                      (name of filing company, if filed on
                      behalf of a foreign utility company)


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Item 1.

         1. The name of the entity claiming foreign utility company status is Emdersa. Emdersa's business address is:

                  c/o GPU Electric, Inc.
                  300 Madison Avenue
                  Morristown, N.J. 07960


         2. The following is a brief description of facilities used for the distribution of electric energy for sale:

                  Emdersa is an Argentine holding company that owns three electric distribution companies - Edesa, Edelar and Edesal. The distribution system of the three companies serves approximately 335,000 customers throughout a service territory of approximately 322,000 square kilometers in northwest Argentina. The assets of Emdersa include approximately 9,900 kms of overhead transmission lines (13.2 kV to 132 kV), 11 transformer stations, 6,293 transformer substations and centers and a 2,100 km low voltage network.


         3. GPU Argentina Holdings, Inc. ("GPU Argentina") will directly acquire 100% of the voting shares of Emdersa. GPU Argentina is a wholly-owned, indirect subsidiary of GPU.



Item 2.

         The  following  U.S.  public  utility  companies  will be associates of
Emdersa: Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company, which are wholly-owned subsidiaries of GPU. No such public utility company is acquiring an interest in Emdersa.





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



         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        GPU, INC.



                                        By:   /s/ T. G. Howson
                                        Name:    T. G. Howson
                                        Title:   Vice President and Treasurer

Date:    March 9, 1999


















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